Prospectus Supplement No. 8	Filed Pursuant to Rule 424(b)(7)
To Prospectus Dated October 6, 2006	Registration No. 333-137894

CORPORATE OFFICE PROPERTIES TRUST

COMMON SHARES OF BENEFICIAL INTEREST

This prospectus supplement no. 8 supplements and amends the prospectus dated October 6, 2006, as previously supplemented on November 22, 2006, December 18, 2006, January 17, 2007, February 26, 2007, April 5, 2007, July 19, 2007 and August 14, 2007, relating to the resale from time to time by certain selling shareholders of our common shares of beneficial interest that may be issued in exchange for or on redemption of our 3.50% Exchangeable Senior Notes Due 2026.

This prospectus supplement should be read in conjunction with and accompanied by the prospectus and is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

The number of common shares issuable upon exchange of the notes shown in the table below assumes exchange of the full amount of notes held by each selling shareholder at the current conversion rate of 18.4284 common shares per $1,000 principal amount of notes.  This conversion price is subject to adjustment in certain events. Accordingly, the number of conversion shares may increase or decrease from time to time. Information concerning other selling shareholders will be set forth in prospectus supplements from time to time, if required. The number of common shares owned by the other selling shareholders or any future transferee from any such holder assumes that they do not beneficially own any common shares other than the common shares that we may issue to them in exchange for or on redemption of the notes.

	Number of Shares Beneficially Owned and	Percent of All Common Shares Beneficially Owned	Beneficial Ownership After Resale of Shares
Selling Shareholder	Offered Hereby(1)	Before Resale(2)	Number of Shares	Percent

Forest Global Convertible Master Fund, L.P.	50,733	*	—	*
Forest Multi Strategy Master Fund SPC, on behalf of its Multi Strategy Segregated Portfolio	5,602	*	—	*
HFR CA Global Opportunity Master Trust	16,825	*	—	*
HFR RVA Select Performance Master Trust	4,754	*	—	*
Highbridge Convertible Arbitrage Master Fund LP	64,499	*	—	*
Highbridge International LLC	184,284	*	—	*
Institutional Benchmarks Master Fund Ltd.	11,315	*	—	*
Institutional Benchmark Series (Master Feeder) Limited, in respect of Electra Series c/o Quattro Global Capital, LLC	21,929	*	—	*
Lyxor/Forest Fund Limited	87,442	*	—	*
Partners Group Alternative Strategies PCC Limited, Red Delta Cell c/o Quattro Global Capital, LLC	4,975	*	—	*
Quattro Fund Limited	163,644	*	—	*
Quattro Multistrategy Masterfund LP	12,162	*	—	*

*                 Indicates less than one percent (1%).

(1)          Represents the maximum number of common shares issuable in exchange for or on redemption of all of the selling shareholder’s notes, based on the current conversion rate applicable to the notes of 18.4284 common shares per $1,000 principal amount of notes.  This conversion rate is, however, subject to adjustment.  As a result, the number of our common shares issuable upon conversion of the notes may increase or decrease in the future.

(2)          Calculated based on 47,173,781 common shares outstanding as of August 31, 2007.  In calculating this amount for each selling shareholder, we treated as outstanding the number of common shares in exchange for or on redemption of all that selling shareholder’s notes, but we did not assume conversion of any other selling shareholder’s notes.

Investing in our common shares involves risks.  See “Risk Factors” beginning on page 5 of the prospectus and included in our periodic reports and other information that we file with the Securities and Exchange Commission before you invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 25, 2007